                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 14D-9


                             (Amendment No. 18)

             Solicitation/Recommendation Statement Pursuant to
          Section 14(d)(4) of the Securities Exchange Act of 1934



                              WLR FOODS, INC.
                         (Name of Subject Company)




                              WLR FOODS, INC.
                    (Name of Person(s) Filing Statement)


                         Common Stock, No Par Value
         (including the associated preferred stock purchase rights)
                       (Title of Class of Securities)


                                929286 10 2
                   (CUSIP Number of Class of Securities)


                              Delbert L. Seitz
                          Chief Financial Officer
                              WLR Foods, Inc.
                               P.O. Box 7000
                          Broadway, Virginia 22815
                               (703) 896-7001
 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)


                                 Copies to:


Neil T. Anderson, Esq.                    John W. Flora, Esq.
Sullivan & Cromwell                       Wharton, Aldhizer & Weaver
125 Broad Street                          100 South Mason Street
New York, New York  10004                 Harrisonburg, Virginia  22801
(212) 558-4000                            (703) 434-0316

            This Amendment No. 18 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, dated March 14, 1994, as amended (the "Schedule 14D-9"), filed by WLR Foods, Inc., a Virginia corporation (the "Company"), relating to the tender offer disclosed in the Schedule 14D-1, dated March 9, 1994, as amended (the "Schedule 14D-1"), of the bidder, Tyson Foods, Inc., a Delaware corporation (the "Bidder"), to, through its wholly-owned subsidiary, WLR Acquisition Corp., purchase all of the outstanding Shares upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 9, 1994, and the related Letter of Transmittal (together, the "Offer"). Capitalized terms used and not defined herein shall have the meanings set forth in the
Schedule 14D-9.


Item 8.     Additional Information to be Furnished.

            Item 8(c) is hereby amended and supplemented by adding thereto the following:

            On Monday, May 23, 1994, The Corporation Trust Company, acting as inspectors of election of the special meeting, provided preliminary results of the special meeting to the Company and the Bidder in a conference call. The preliminary results indicate only 3,152,834 shares voted in favor of the Tyson Proposal. This represents less than 29% of the Company's outstanding common stock, less than 31% of the common stock the Company believes was eligible to vote, and only approximately 36% of the common stock the Bidder has asserted is eligible to vote. A final result is subject to a review by the Company and the Bidder of proxies and may be subject to judicial review in connection with pending litigation.


Item 9.     Material to be Filed as Exhibits.

            Item 9 is hereby amended and supplemented by adding thereto the following:

Exhibit 44 --     Press Release, dated May 23, 1994.

                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 1994


                                    WLR FOODS, INC.



                                    By:  /s/ James L. Keeler
                                        Name:  James L. Keeler
                                        Title: President and Chief
                                               Executive Officer